EXACTTARGET, INC.

20 North Meridian Street, Suite 200

Indianapolis, Indiana 46204

(317) 423-3928

March 5, 2012

Via Edgar and Hand Delivery

Ms. Barbara C. Jacobs

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C. 20549

Re:	Response to SEC Staff Comments Regarding Amendment No. 3 to Registration Statement on Form S-1 of ExactTarget, Inc., File No. 333-178147, sent by a letter dated March 2, 2012

Dear Ms. Jacobs:

On behalf of ExactTarget, Inc. (the “Company,” “we,” “our” or “us”), this letter responds to your letter, dated March 2, 2012 (the “Comment Letter”), regarding the above-referenced Amendment No. 3 to the Registration Statement on Form S-1 (the “Registration Statement”), filed on February 23, 2012. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. The page references in our responses are to the revised prospectus included in Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which is being filed today by electronic submission. We have included with this letter a marked copy of Amendment No. 4 for your convenience.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Years Ended December 31, 2009, 2010 and 2011

Revenue, page 47

1.

We note your response to comment 8 of our letter dated December 20, 2011 regarding quantification of the source of each material change in your revenue for the nine months ended September 30, 2010 and 2011. As you have updated your

Ms. Barbara C. Jacobs

Securities and Exchange Commission

March 5, 2012

disclosure to provide full year financial statements, revise your discussion in this section to quantify the source of each material change in your revenue for the applicable fiscal periods. For example, in connection with the growth in subscription revenues in fiscal 2011, quantify the number of new customers acquired in the fiscal year and the increase in subscription revenue attributable to new clients and to renewals. For professional services revenue, quantify the increase in the number of clients utilizing your professional services as well as the revenue growth attributable to these new clients and to the growth in your international operations. Refer to Item 303(a)(3)(iii) and Instruction 4 to paragraph 303(a) of Regulation S-K.

The Company has revised the discussions of the growth in subscription and professional services revenue on page 46 pursuant to the guidance set forth in Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835. The Company has quantified and included the number of new subscription clients and new professional services clients acquired in each of fiscal 2009, 2010 and 2011, as well as the number of new clients outside the United States acquired in each of those years, as applicable, in its discussion of the sources of material change in its revenue.

The Company notes that it recognizes revenue for the aggregate minimum subscription fees charged to its clients ratably on a straight-line basis over the subscription term for subscriptions and over the period of performance for professional services engagements. As the recognition period may have a duration of up to five fiscal quarters for a new client, the period of incremental revenue contribution from a new client does not align with the reported period of an acquired new client. The Company notes that the revenue contribution from a new client will vary in a fiscal period. For subscription revenue, such variations occur as a result of the actual date of the initiation of the new client subscription term within the period under the ratable straight-line method of revenue recognition. For professional services revenue, the variations are due to professional services performed in a particular quarter under the proportional performance method of revenue recognition. As such, the Company believes that the disclosure of revenue growth attributable to new clients, coupled with the quantity of new client additions would be misleading, as these data would allow the reader to derive a revenue per new client metric that would not be representative of the actual contracted revenue per new client. The Company also notes that management uses the metric of new clients acquired in each fiscal period as a metric to evaluate and manage its business and believes this metric reflects the driver of a material change in its revenue. As noted above, Amendment No. 4 includes this information. Because the Company does not consider revenue attributable to new clients in a particular period to be a meaningful metric to evaluate its business, the Company does not internally track revenue attributable to new clients and, as a result, to quantify revenue increases on such basis would require undue effort and expense.

Ms. Barbara C. Jacobs

Securities and Exchange Commission

March 5, 2012

Executive Compensation

Performance-Based Cash Compensation

Bonus Determinations, page 97

2.	We note your response to prior comment 2. Disclosure on page 98 indicates that in order for your executives to have been eligible for quarterly and annual bonuses under your 2011 bonus program, ExactTarget had to achieve certain threshold levels of quarterly and annual adjusted operating income. For your executives to be paid 100% of their target bonuses, ExactTarget had to achieve certain target levels of quarterly and annual adjusted operating income. As the 2011 quarterly and annual thresholds exceeded the quarterly and annual targets, the purpose of the targets is unclear, since by achieving the threshold levels you exceeded the targets. Please advise or revise.

As disclosed on page 98, the threshold levels of adjusted operating income for 2011 were ($6,047,000), ($5,422,000), ($4,439,000) and ($4,305,000), for the first, second, third and fourth quarters, respectively, and ($18,350,000) for the full year. The target levels of adjusted operating income for 2011 were ($5,297,000), ($4,672,000), ($3,689,000) and ($3,555,000) for the first, second, third and fourth quarters, respectively, and ($15,350,000) for the full year. The parentheses around each number indicate that these threshold and target levels of adjusted operating income are negative numbers. Accordingly, the quarterly and annual target levels exceeded the corresponding threshold levels in absolute terms.

Description of Capital Stock

Amendments to Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, page 121

3.	We note that Article XII of your Certificate of Incorporation contains a forum selection clause. Several lawsuits are currently challenging the validity of choice of forum provisions in certificates of incorporation. Please disclose in the prospectus that you have included a choice of forum clause in your restated certification of incorporation and that it is possible that a court could rule that such provision is inapplicable or unenforceable.

The Company has included the requested disclosure on page 122.

Ms. Barbara C. Jacobs

Securities and Exchange Commission

March 5, 2012

Financial Statements

Note (5) Income Taxes, page F-24

4.	Please explain your consideration for separately disclosing income (loss) before income tax expense for domestic and foreign operations for fiscal 2011 and revise your disclosures, as applicable. We refer you to Rule 4-08(h) of Regulation S-X.

The Company acknowledges the Staff’s comment and has included the requested disclosure in note 5 to the Company’s consolidated financial statements on page F-24.

5.	Please tell us whether there are any undistributed earnings of foreign subsidiaries as of December 31, 2011, including your consideration of ASC 740-30-25 and the disclosure requirements in ASC 740-30-50. Please revise the disclosures in your next amendment, as applicable.

The Company has made an election for its foreign subsidiaries to be treated as disregarded entities for United States tax purposes. All income from foreign subsidiaries flows through to the Company’s United States tax returns. Therefore, ASC 740-30-25 and ASC 740-30-50 do not apply to the Company at this time.

Supplemental Correspondence Submitted February 24, 2012

6.	We note your discussion of the factors primarily attributable to the difference between your determination of fair value of $20.00 per share in December 2011 and the anticipated price range to be included in your registration statement. Please tell us if there were any additional factors considered that contributed to the difference and provide us with your analysis. These might include, but are not limited to, operational and business prospects, cash flow and revenue forecasts and projections, and valuation assumptions such as market revenue multiples and risk-adjusted discount. Additionally, please describe any other material changes or significant events that occurred between December 2011 and the time your anticipated price range was determined.

In response to the Staff’s comment, the Company advises the Staff that in addition to the factors listed in the supplemental correspondence to the Staff dated February 24, 2012, the Company believes that the following factors contributed to the difference between the fair value of its common stock of $20.00 per share (pre-stock split) in December 2011 and the anticipated price range to be included on the cover of the preliminary prospectus for the offering (the “Range”):

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Improved Market Conditions. Since December 2011, overall stock market conditions and the performance and valuations of comparable public companies to the Company have improved significantly, which positively impacted the market factors used in the valuation of the Company for purposes of the Range as compared to the December 2011 valuation. For example, in the period from November 10, 2011 (the date of the closing of

Ms. Barbara C. Jacobs

Securities and Exchange Commission

March 5, 2012

the Company’s most recent preferred stock financing at $20.00 per share and the primary basis for the December 2011 valuation determination) through March 2, 2012, the Dow Jones Industrial Average increased 9%, the Nasdaq increased 13%, and the S&P 500 increased 11%. In addition, the average market price of the Company’s comparable public company peer group increased approximately 24% during this period (excluding Rightnow Technologies, Inc., SuccessFactors, Inc., Taleo Corporation and Vocus, Inc., the market prices of which were impacted by acquisition announcements during this timeframe), including a 48% increase in the market price of Responsys, Inc., one of the main comparable public companies which competes with the email marketing portion of the Company’s cross-channel interactive marketing solution. The revenue trading multiple of the Company’s public company peer group also increased 23% for calendar year 2012 and 24% for calendar year 2013 in this period (excluding the four companies referenced above because of the pending acquisition announcements referenced above). Furthermore, between November 10, 2011 and March 2, 2012, SuccessFactors, Inc. and Taleo Corporation entered agreements to be acquired. The acquisition offer prices for SuccessFactors, Inc. and Taleo Corporation were 42% and 41% greater than their respective November 10, 2011 closing prices. In addition, the market for initial public offerings (“IPOs”) has been quite strong thus far in 2012, augmenting the Company’s belief that it will be in a position to consummate its IPO in the near future. Specifically, since December 2011, 49 companies have filed a registration statement for an IPO and 32 companies have priced and closed their IPO. Whereas the December 2011 option price reflected the risk that an IPO might not occur in the near future, the Range assumes no marketability discount.

•

Strong fourth quarter 2011 operating results. The Company completed fiscal 2011 with very strong momentum, achieving fourth quarter 2011 bookings that were 12% higher than its plan and forecast. In addition, the Company completed fiscal 2011 with strong year-over-year revenue growth of 55%, up from 41% growth in 2010 and 32% growth in 2009. In addition, the Company successfully integrated its Brazilian acquisition in the fourth quarter of 2011, and the business is already exceeding expectations. The Company is continuing to grow faster than expected outside of the United States, with 18% of its total revenue for the fourth quarter of 2011 attributable to its international operations (compared to only 8% for full year 2010).

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Recognized as an industry leader. Since the end of 2011, the Company’s industry leadership position has continued to strengthen. In this regard, Forrester Research, Inc. (“Forrester”) placed the Company in the “Leader” category in its Forrester Wave™: Email Marketing Vendors, Q1 2012, January 20, 2012. Forrester found the Company to have the strongest current offering available for email marketing, awarding the Company’s application perfect scores for usability, triggered messaging capabilities, dynamic content and ability to automate multichannel analytics. A copy of this report was previously provided to the Staff in connection with the filing of Amendment No. 2 to the Registration Statement.

Ms. Barbara C. Jacobs

Securities and Exchange Commission

March 5, 2012

•

Strong new product growth. There were several other developments in the Company’s business during the fourth quarter of 2011 that had a positive impact on the Company’s valuation from December 2011 to March 2012. The Company experienced very strong growth in the expansion of its suite of cross-channel, interactive marketing SaaS solutions, including mobile, social media and websites. Revenue from these three channels increased 130% in the fourth quarter of 2011 over the comparable period in 2010 as a result of cross selling into the Company’s existing client base and winning new clients with the general availability of the Company’s Interactive Marketing Hub.

Recent Issuances of Stock Options

As requested by the Staff in comment #14 of its letter dated December 20, 2011, the Company has heretofore updated the disclosure in its registration statement to reflect additional option grants. As discussed in the supplemental correspondence to the Staff dated February 24, 2012, the Company planned to grant additional options prior to the completion of the offering with an exercise price equal to the low end of the preliminary price range set forth in the supplemental correspondence. As planned, on March 1, 2012, the Company granted options to purchase 705,750 shares of common stock at an exercise price of $30.00 per share ($15.00 per share after giving effect to the stock split), representing the low end of the preliminary price range for the Company’s initial public offering, which the Company determined to be the fair value of its common stock on the date of grant. Because the exercise price of the options granted on March 1, 2012 is based on the preliminary price range for the offering, and such information is necessarily highly sensitive prior to the filing of the prospectus containing the price range information, the Company did not include reference to these option grants in Amendment No. 4. However, the Company will include such disclosure in the amendment to the Registration Statement that includes the price range for the offering.

Amendment No. 4 to the Registration Statement was filed by the Company today in response to the comments set forth in the Comment Letter. We respectfully request your prompt review of Amendment No. 4 to the Registration Statement so that the Company can meet the offering schedule described in its supplemental correspondence dated February 24, 2012, which contemplated that all Staff comments be resolved on March 6, 2012.

Ms. Barbara C. Jacobs

Securities and Exchange Commission

March 5, 2012

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call the undersigned at (317) 423-3928 or Anne Benedict of Gibson, Dunn & Crutcher LLP at (202) 955-8654.

Sincerely,

/s/ Scott D. Dorsey

Scott D. Dorsey

cc:	Anne Benedict, Gibson, Dunn & Crutcher LLP

Steven K. Humke, Ice Miller LLP

J. Robert Suffoletta, Jr., Wilson Sonsini Goodrich & Rosati, P.C.

Patrick Gilmore, Securities and Exchange Commission

Jennifer Fugario, Securities and Exchange Commission

Matthew Crispino, Securities and Exchange Commission